ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

2014 ANNUAL REPORT

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

415 NORTH QUAY STREET, BUILDING B1

KENNEWICK, WA 99336

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

To Our Shareholders,

The year 2014 was a challenge for Electronic Systems Technology, Inc. in contrast with the positive results that were experienced during 2013. The year started out strong, but sales were soft the second half of the year when compared to 2013. Our total revenues for 2014 decreased to $1,877,937 compared to 2013 revenues of $2,198,416. Sales revenues for 2014 decreased to $1,867,420 from 2013 sales of $2,190,258, reflecting a decrease of 15% due to decreased domestic sales  During 2014 our profitability was also negatively impacted by our decreased domestic revenues resulting in loss of $101,790 compared with net income for 2013 of $116,197.

Our development efforts have been focused on the design and FCC Type Acceptance of our 210 and 195 Series data radios. The ESTeem 210 and 195 Series data radios which will be the next generation of narrow band high speed licensed products with Ethernet connectivity for the main applications in the fresh water and waste water markets. We hope that both of these innovations will be enthusiastically received in both domestic and international markets and complement our existing product line.

We move into 2015 ready to face the challenges that will present themselves in our uncertain economy.  We are pleased to announce that Dan Tolley has been promoted from Product Specialist to Director of Business Development, to increase our marketing efforts for 2015.  We remain committed to continuing to provide a unique blend of innovative products and excellent customer support that we have always provided to our customers.  On behalf of the Company and our employees, I would like to thank you for your ongoing support.

/s/ T.L. Kirchner

T.L. Kirchner

President

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

COMPANY PROFILE

Electronic Systems Technology, Inc. (“EST” or the “Company”) specializes in the manufacturing and development of high speed data radio products in the licensed and unlicensed radio bands.  The Company uses manufacturing, marketing, and research and development efforts to produce and market the Company’s line of ESTeem® Data Radio products and accessories.  The Company’s product offerings provide innovative communication solutions for applications not served or underutilized by conventional communication systems.  The Company’s products are offered in the process automation markets in commercial, industrial, and government arenas both domestically and internationally, as well as domestic markets for the Public Safety licensed radio frequencies.  The Company’s products are marketed through Direct Sales, Sales Representatives, and Resellers.

With present day global reliance of information in the modern world, wireless communication has now become a necessity as most industrial control systems are connected to the internet.  The Company uses manufacturing, marketing, and research and development efforts to produce and market the Company’s line of ESTeem® data radio products and accessories

The Company was incorporated in the State of Washington in February 1984, and was granted a United States Patent for the “Wireless Computer Modem” in May 1987, and Canadian patent in October 1988.  The Company established a "doing business as" or "DBA" structure, based on the Company's registered trade name of ESTeem Wireless Modems in 2007.  During the past three years, the Company has continued product improvements and enhancements to incorporate continuing technological developments, and respond to customer needs and market opportunities.  Development efforts during 2014 were focused on the development of the ESTeem 210 and 195 Series data radios which are the next generation of the Company’s narrow band, high speed, licensed data radio products.  In an effort to maintain and expand its customer base, specifically focusing on the industrial control marketplace, the Company continues efforts to team with major programmable logic controller (PLC) hardware vendors.  During 2014, the Company continues to market products for use in Supervisory Control and Data Acquisitions (SCADA) and Industrial Automation.

PRODUCTS AND MARKETS

The Company’s ESTeem data radio product lines provide wireless communication links between computers, peripherals, and instrumentation controls using radio frequency waves.  The widespread use of computer applications in business, industry and public service has created a dynamic environment of automation and networking, requiring constantly expanding amounts of data transfer.  Prior to the invention of the ESTeem data radio, the majority of data transfers used telephone modems or direct cable connections, both of which have costly side effects or distance limitations.  ESTeem data radio products provide a wireless solution for data transfer by eliminating the need for conventional hardwiring and leased phone lines.

All of the ESTeem models (“ESTeems”) come with industry standard asynchronous (Serial) or Ethernet communications ports, giving users new dimensions to “Local Area Networking”. ESTeem data radios work on a “packet burst” communications concept.  Packet systems, whether hardwired or radio, share the same principle of operation: data is taken from RS-232C, RS-422, RS-485 asynchronous or Ethernet ports and transmitted in “Electronic Packets”.  Once a packet of data is formed, the packet is transmitted in a "burst," from one ESTeem data radio to another ESTeem data radio, hence the term "Packet Burst Communications." Internal Digi-Repeater features allow the user to increase operating range by relaying transmission through multiple ESTeems to reach a destination ESTeem. An ESTeem data radio can operate as an Operating Node, a Repeater Node, or both simultaneously, for increased flexibility. Secure data communication is provided in the ESTeem products through use of proprietary technology and industry standard techniques.

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

PRODUCT APPLICATIONS

Some of the major applications and industries in which ESTeem products are being utilized are as follows:

Agriculture	Material Handling
Airport Lighting	Metals
Automotive	Power
Enterprise Networking	Public Safety
Entertainment	Oil/Gas
Factory Floor Networking	Solar Energy
Federal (military)	Water/Wastewater
Marine	Wind Power

PRODUCT LINES

Licensed Narrow Band Products

The Company’s licensed, narrow band “Packet Burst” data radios are typically used for commercial, industrial, and public safety applications.  Typical indoor and outdoor fixed base and mobile applications include Point to Point as well as Point to Multi-Point digital data networking.  The distance is dependent on the product chosen as shown in the table below. Employing the internal Digi-Repeater feature in each data radio can increase the Line-Of-Sight (LOS) distances shown below for each product type.

ESTeem Model	Type	Frequency (MHz)	RF Power (Watts)	RF Data Rate (bps)	LOS Range (Miles)	Interface
210M	Narrow Band Licensed	150 to 174	2	To 64.8 Kbps	15	Ethernet/RS-232
195M	Narrow Band Licensed	150 to 174	.5 to 4	4.8 to 9.6 Kbps	15	Ethernet/ RS-232/422/485
210C	Narrow Band Licensed	450 to 470	2	To 64.8 Kbps	15	Ethernet/RS-232
195C	Narrow Band Licensed	450 to 470	.5 to 4	4.8 to 9.6 Kbps	15	Ethernet/ RS-232/422/485
195H	Narrow Band Licensed	217 to 220	.5 to 4	4.8 to 9.6 Kbps	15	Ethernet/ RS-232/422/485

Unlicensed Ethernet Spread Spectrum Products

The Company’s Ethernet radios are high performance spread spectrum transceivers employing the industry standard, 10baseT, Ethernet connectivity for Commercial, Industrial and Public Safety applications operating in the unlicensed 2.4 GHz and 900 MHz frequency spectrum with data transfer rates from 200 Kbps to 54 Mbps.  Typical installations include data rate critical, Point to Point, Point to Multi-Point, “Last-Mile” data networking and mobile applications for distances of approximately 5 to 7 miles line-of-sight without the use of the Digi-Repeater option.  The high data capability of these products allows them to be used in Video and Voice over Internet Protocol (VoIP) applications.

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

ESTeem Model	Type	Frequency (MHz)	RF Power (Watts)	RF Data Rate (bps)	LOS Range (Miles)	Interface
195Eg	Unlicensed	2400	1	1-54 M	5-7	Ethernet/Serial
195Ed	Unlicensed	900	.250 to .630	1-54 M	5-7	Ethernet and Serial
195Es	Unlicensed	900	.125 or 1	200K	10	Ethernet and Serial
195Ea	Unlicensed	5800	.250 or 1	6-54M	5-7	Ethernet and Serial
WLANC	Unlicensed	2400	0.3	1-11 M	300-3000 ft.	Ethernet

Licensed Spread Spectrum Products

The Model 195Ep is a high performance, Direct Sequence Spread Spectrum (DSSS) transceiver employing the industry standard, 10baseT, Ethernet connectivity, specifically designed to operate on the US Government allocated frequencies in the 4.9 GHz spectrum for Homeland Defense, Fresh Water SCADA applications and first responder networks and infrastructures.  Typical outdoor applications include Point to Point and Point to Multi-Point digital data networking for distances to approximately 5 to 7 miles Line-of-Sight without the use of the Digi-Repeater option.

ESTeem Model	Type	Frequency (MHz)	RF Power (Watts)	RF Data Rate (bps)	LOS Range (Miles)	Interface
195Ep	Licensed	4900	2	1-54 M	5-7	Ethernet

ADDITIONAL PRODUCTS AND SERVICES

The Company offers various accessories to support the ESTeem products.  Accessories including antennas, power supplies and cable assemblies, are purchased from other manufacturers and resold by ESTeem to support the application of ESTeem data radios.  The Company provides direct services to customers, such as repair and upgrade of ESTeem products.  To assist in the application of ESTeem data radios, the Company also offers professional services, site survey testing, system start-up, and custom engineering services.

PRODUCT DEVELOPMENT

The Company’s products compete in an environment of rapidly changing technology.  This environment results in the necessity of the Company to be continually updating and enhancing existing products, as well as developing new products in order to remain competitive.  Research and Development expenditures for new product development and improvements of existing products by the Company for 2014 and 2013 were $286,375 and $275,207.  None of the Company’s research and development expenses were paid directly by any of the Company’s customers.  During 2014, the Company contracted and will continue to contract with companies to provide software development and hardware design engineering expertise when required.

Development efforts during 2014 were focused primarily on the ESTeem 210C/M and 195C/M/H Series products in the 450/470, 150/174 and 217/220 MHz licensed narrow band SCADA frequencies. The Company plans continued Research and Development expenditures for development and improvement projects, as they are deemed necessary.  The 195C/M Series, which is downward compatible for the existing 192 Series sites, was developed for Company’s large customer base that is still utilizing the 192 Series product. The Company ceased production of the 192 Series product in 2013 due to the obsolescence of major components, however due to the reliability of the 192 Series, many customers are still utilizing this product. It is the Company’s belief that providing a cost effective solution to this customer base is an important part of making EST the vendor of choice for our current customers.

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

MARKETING STRATEGY

The majority of the Company’s products sold during 2014 were through the reselling efforts of non-exclusive, non-stocking distributors and resellers of the Company’s products, with the remainder of the Company’s sales distributed directly from the Company’s facility through direct sales to end-users of the ESTeem products.  Customers generally place orders on an "as needed basis".  Shipping of products is generally completed 1 to 15 working days after receipt of order, with the exception of ongoing, scheduled projects, and custom designed equipment for specific customer applications.  As of December 31, 2014, the Company had a sales order backlog of $30,463.

During 2014, the Company continued advertising in trade publications specifically targeted at users of control, instrumentation, and automation systems, as well as domestic public safety entities.  The Company’s advertising targeted potential users of Programmable Logic Controllers (PLCs).  There are approximately twenty major PLC manufacturers worldwide.  The Company has maintained active attendance at tradeshows targeted toward the customers and markets in which it sells products. During 2014, the Company employed sales managers and product support personal to concentrate marketing efforts in both domestic and Latin American industrial automation markets.  During 2015, the Company intends to continue targeting domestic and foreign industrial automation markets.  The Company maintains an internet web site to provide access to product and technical information for both present and potential customers of the Company’s products.  Due to existing Reseller relationships, the Company has not implemented an electronic commerce internet website.  The Company provides technical support and service for ESTeem products through phone support, field technicians and internet sources.  The Company believes high quality customer support is necessary and vital to its business.  To maintain a high level of customer support the Company has in the past, and will continue in the future, to make investments and expenditures in support of its customer service programs.

MARKET INFORMATION FOR THE COMPANY’S COMMON STOCK

There is no established market for trading the common stock of the Company.  The common stock is not regularly quoted in the automated quotation system of a registered securities system or association.  The common stock of the Company is traded on the “over-the-counter” market and is listed on OTCQB tier of the OTC Markets bulletin board under the symbol of "ELST".  The following table sets forth the high and low sale prices of the Company’s common stock for the quarterly period indicated for the last two (2) fiscal years.

	Price (1)
	High	Low
2014
First Quarter	$0.45	$0.26
Second Quarter	0.53	0.39
Third Quarter	0.58	0.46
Fourth Quarter	0.57	.040

2013
First Quarter	$0.37	$0.25
Second Quarter	0.40	0.28
Third Quarter	0.41	0.34
Fourth Quarter	0.50	0.31

The above data was compiled from information obtained from the OTC Bulletin Board quotation service.

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

The number of holders of record of common stock of the Registrant as of January 14, 2015 was 363 persons/entities with an unknown number of additional shareholders who hold shares through brokerage firms.

Our independent stock transfer agent is Computershare Investor Services located at 350 Indiana Street, Suite 800, Golden CO 80401.

Electronic Systems Technology Inc. did not pay a dividend during 2014 for 2013. Dividends undertaken by the Company are solely at the discretion of the Board of Directors. Dividend declarations are usually announced at the Annual Meeting.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis is provided as supplement to, and is intended to be read in conjunction with the Company’s audited financial statements and the accompanying integral notes (“Notes”) thereto.  The following statements may be forward-looking in nature and actual results may differ materially.

RESULTS OF OPERATIONS

GENERAL:  The Company specializes in the manufacturing and development of data radio products.  The Company offers product lines which provide innovative communication solutions for applications not served by existing conventional communication systems.  The Company offers product lines in markets for process automation in commercial, industrial and government arenas domestically as well as internationally, and domestically to public safety entities for mobile data computer terminal (MDC) applications.  The Company markets its products through Direct Sales, Sales Representatives, and domestic, as well as foreign, resellers. Operations of the Company are sustained solely from revenues received through sales of its products and services.

FISCAL YEAR 2014 vs. FISCAL YEAR 2013

GROSS REVENUES: Total revenues, including interest income, for the Fiscal Year 2014 were $1,877,937 reflecting a decrease of 15% from $2,198,416 in gross revenues for fiscal year 2013.  During the year ended December 31, 2014, no one customer’s sales accounted for more than 10% of the total sales revenues.  The decrease in total revenues is the result of decreased domestic product sales during 2013.  Product sales decreased to $1,867,420 in 2014, as compared to 2013 sales of $2,190,258, reflecting a decrease of 15%.  Management believes the decrease in sales revenues is the result of decreased product sales for the Company’s domestic sales segments, specifically industrial automation.  Management believes the decreased foreign product sales revenues during 2014 are the result of the fragile global economic conditions significantly impacting capital expenditures for projects involving the Company’s products having been delayed or cancelled.  The Company intends to continue targeting the domestic and foreign industrial control markets.  Management remains committed to pursuing existing marketing strategies, however cannot guarantee sustained sales revenues during 2015 in the continued fragile economic conditions that exist globally.

Interest revenues during 2014 increased to $10,517 from 2013 level of $8,158 due to increased rates of return received on the Company’s investments.

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

OPERATING SEGMENTS

Segment information is prepared on the same basis that the Company’s Management reviews financial information for operational decision-making purposes.  The Company’s operating segment information is contained in “Financial Statements, Notes to Financial Statements, Note 12 – Segment Reporting”.

Domestic Revenues

The Company’s domestic operations represent 84% of the Company’s total sales revenues.  Domestic operations sell ESTeem data radio products, accessories and service primarily through domestic resellers, as well as directly to end users of the Company’s products.  Domestic revenues decreased to $1,571,995 for the year ended 2014, compared to $1,767,522 for the year ended 2013, reflecting a decrease of 11%.  Management believes the decrease in domestic segment product sales revenues during 2014 is the result of decreased demand in industrial automation.  In 2013 there were two large orders that were not repeated, one to a Defense contractor, and the other to an oil production related customer.

The majority of the Company's domestic product sales for 2014 were used in industrial automation applications. An example of an industrial automation application is a municipal water treatment operation, which employs the ESTeem data radio to transmit industrial control information to and from control room areas via a wireless communications infrastructure.  It is the opinion of Management that industrial automation applications will continue to provide the largest portion of the Company's revenues in the foreseeable future.

Domestic segment operating loss was $240,212 for 2014 as compared with a segment operating profit of $15,756 for 2013 due to decreased sales revenues during 2014.

Foreign Revenues

The Company’s foreign operating segment represents 16% of the Company’s total sales revenues.  The foreign operating segment is based wholly in the United States and maintains no assets outside of the United States.  The foreign operating segment sells ESTeem data radio products, accessories and service primarily through foreign resellers, as well as directly to end customers of the Company’s products located outside the United States.

During 2014, the Company had $295,425 in foreign export sales, amounting to 16% of sales revenues for the year, compared with foreign export sales of $422,736 for 2013, reflecting a decrease of 30%.  Management believes the decrease in foreign segment product sales revenues during 2014 is the result of the fragile global economic conditions and a strong U.S. Dollar.  Products purchased by foreign customers were used primarily in industrial automation applications.   Management believes the majority of foreign export sales are the results of the Company’s Latin American sales staff, EST foreign reseller activity, and the Company’s internet website presence.

Operating income for the foreign segment decreased to $86,302 for 2014 as compared with $92,441 for 2013 due to decreased segment operating sales revenues during 2014 when compared with 2013.

As of December 31, 2014, the Company had sales backlog of $30,463.  The Company’s customers generally place orders on an "as needed basis".  Shipment of the Company’s products is generally completed within 1 to 15 working days after receipt of customer orders, with the exception of ongoing, scheduled projects, and custom designed equipment for specific customer applications.

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

COST OF SALES:  Cost of Sales, as a percentage of net sales, was 42.1% and 42.0% respectively, for 2014 and 2013.  Cost of Sales variances are the result of differences in the product mix sold and occurrences of obsolete inventory expense, as well as differences in the price discounting structure for the mix of products sold during the period.

INVENTORY:  The Company's year-end inventory values for 2014 and 2013 were as follows:

	2014	2013
Parts	$283,375	$217,567
Work in progress	276,853	83,620
Finished goods	158,909	324,505
TOTAL	$719,137	$625,692

The Company's objective is to maintain inventory levels as low as possible to provide maximum cash liquidity, while at the same time meet production and delivery requirements.

OPERATING EXPENSES: Operating expenses increased to $1,181,225 in 2014, from 2013 levels of $1,118,421 primarily due to increased wages and benefits during 2014.  Material changes in expenses are comprised of the following components: Wages and benefits by $66,144 and $21,018 respectively.   Depreciation expense increased during 2014 to $17,824 from 2013 levels of $13,540 due to the Company’s increased capital purchases.  Professional services decreased to $120,332 from 2013 levels of $144,528 due to decreased spending on type acceptance related fees in 2014.  Advertising expenses decreased to $16,091 for 2014, compared to $17,055 for 2013, Materials and Supplies expense increased during 2014 to $34,443 from 2013 levels of $18,898 due to increased research and development related projects during 2014.

FISCAL YEAR 2013 vs. FISCAL YEAR 2012

GROSS REVENUES: Total revenues, including interest income, for the fiscal year 2013 were $2,198,416 reflecting an increase of 4% from $2,121,236 in gross revenues for fiscal year 2012.  During the year ended December 31, 2013, one customer’s sales accounted for 20.1% of the total sales revenues.  No other sales to any single customer comprised 10% or more of total sales revenues. The increase in total revenues is the result of increased domestic product sales during 2013.  Product sales increased to $2,190,258 in 2013, as compared to 2012 sales of $2,113,816, reflecting an increase of 4%.  Management believes the increase in sales revenues is the result of increased product sales for the Company’s domestic sales segments, specifically industrial automation.  Management believes the decreased foreign product sales revenues during 2013 are the result of the fragile global economic conditions significantly impacting capital expenditures for projects involving the Company’s products having been delayed or cancelled.  The Company intends to continue targeting the domestic and foreign industrial control markets.  Management remains committed to pursuing existing marketing strategies, however cannot guarantee sustained sales revenues during 2014 in the continued fragile economic conditions that exist globally.

Interest revenues during 2013 increased to $8,159 from 2012 level of $7,420 due to increased rates of return received on the Company’s investments.

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

OPERATING SEGMENTS

Segment information is prepared on the same basis that the Company’s Management reviews financial information for operational decision-making purposes.  The Company’s operating segment information is contained in “Financial Statements, Notes to Financial Statements, Note 12 – Segment Reporting”.

Domestic Revenues

The Company’s domestic operations represent 81% of the Company’s total sales revenues.  Domestic operations sell ESTeem data radio products, accessories and service primarily through domestic resellers, as well as directly to end users of the Company’s products.  Domestic revenues increased to $1,767,522 for the year ended 2013, compared to $1,648,899 for the year ended 2012, reflecting an increase of 7%.  Management believes the increase in domestic segment product sales revenues during 2013 is the result of increased product sales for the Company’s domestic sales segments, specifically in industrial automation.  Management believes the increased domestic product sales revenues during 2013 are the result of the improving economic conditions in the United States.

The majority of the Company's domestic product sales for 2013 were used in industrial automation applications. An example of an industrial automation application is a municipal water treatment operation, which employs the ESTeem data radio to transmit industrial control information to and from control room areas via a wireless communications infrastructure.  It is the opinion of Management that industrial automation applications will continue to provide the largest portion of the Company's revenues in the foreseeable future.

Domestic segment operating profit was $282,276 for 2013 as compared with a segment operating profit of $202,853 for 2012 due to increased sales revenues and expense management during 2013.

Foreign Revenues

The Company’s foreign operating segment represents 19% of the Company’s total sales revenues.  The foreign operating segment is based wholly in the United States and maintains no assets outside of the United States.  The foreign operating segment sells ESTeem data radio products, accessories and service primarily through foreign resellers, as well as directly to end customers of the Company’s products located outside the United States.

During 2013, the Company had $422,736 in foreign export sales, amounting to 19% of sales revenues for the year, compared with foreign export sales of $464,917 for 2012, reflecting a decrease of 9%.  Management believes the decrease in foreign segment product sales revenues during 2013 is the result of the fragile global economic conditions.  Products purchased by foreign customers were used primarily in industrial automation applications.   Management believes the majority of foreign export sales are the results of the Company’s Latin American sales staff, EST foreign reseller activity, and the Company’s internet website presence.

Operating income for the foreign segment decreased to $92,441 for 2013 as compared with $124,402 for 2012 due to decreased segment operating sales revenues during 2013 when compared with 2012.

As of December 31, 2013, the Company had sales backlog of $13,213.  The Company’s customers generally place orders on an "as needed basis".  Shipment of the Company’s products is generally completed within 1 to 15 working days after receipt of customer orders, with the exception of ongoing, scheduled projects, and custom designed equipment for specific customer applications.

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

Unallocated Corporate

As of December 31, 2013, the Company had sales backlog of $13,213.  The Company’s customers generally place orders on an "as needed basis".  Shipment of the Company’s product is generally completed within 1 to 15 working days after receipt of customer orders, with the exception of ongoing, scheduled projects, and custom designed equipment for specific customer applications.

COST OF SALES:  Cost of Sales, as a percentage of net sales, was 42% and 44% respectively, for 2013 and 2012.  Cost of Sales variances are the result of differences in the product mix sold and occurrences of obsolete inventory expense, as well as differences in the price discounting structure for the mix of products sold during the period.

OPERATING EXPENSES: Operating expenses decreased to $1,118,421 in 2013, from 2012 levels of $1,149,226 primarily due to decreased Professional services and travel during 2013.  Material changes in expenses are comprised of the following components: Professional services and travel by $19,561 and $27,423 respectively.   Depreciation expense decreased during 2013 to $13,540 from 2012 levels of $15,484 due to the Company’s decreased depreciable assets and decreased capital purchases.  Professional services decreased to $144,528 from 2012 levels of $164,089 due to decreased spending on subcontracted engineering expertise 2013.  Advertising expenses increased to $17,055 for 2013, compared to $16,116 for 2012, Materials and Supplies expense decreased during 2013 to $18,898 from 2012 levels of $25,121 due to decreased research and development related projects during 2013.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s revenues and expenses resulted in a net loss of $101,790 for 2014, decreased from a net profit of $116,197 for 2013.  The decrease in profitability is the result of decreased sales revenues, increased operating expenses when compared with 2013.  At December 31, 2014, the Company's working capital was $2,836,980 compared with $3,019,759 at December 31, 2013. The Company’s operations rely solely on the income generated from sales.  The Company's major capital resource requirements are payment of employee salaries and benefits and maintaining inventory levels adequate for production.  Extended availability for components critical for production of the Company’s products, ranging from 12 to 30 weeks, require the Company to maintain high inventory levels.  It is Management’s opinion that the Company’s working capital as of December 31, 2014 is adequate for expected resource requirements for the next twelve months.

The Company's current asset to current liability ratio at December 31, 20134 was 34.8:1 compared to 48.2:1 at December 31, 2013.  The decrease in current asset ratio is the result of the Company having increased Accounts Payable and Customer Deposits for year-end 2014 when compared with year-end 2013.  The Company's cash resources at December 31, 2014, including cash and cash equivalent liquid assets, were $637,086, compared to cash resources of $896,580 at year-end 2013.  The decrease in cash and cash equivalent liquid assets is the result increased inventory and capital purchases when compared with year-end 2013.  The Company’s cash and cash equivalent assets are held in checking and money market investment accounts.

The Company's accounts receivable, adjusted for allowance for uncollectible accounts, at December 31, 2014, were $94,864, compared to $72,783 at year-end 2013.  Management believes that all Company accounts receivable as of December 31, 2014 are collectible and has reduced the reserve for uncollectable account to $0.

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

The Company believes the level of risk associated with customer receipts on export sales is minimal.  Foreign shipments are made only after payment has been received or on Net 30 day credit terms to established foreign companies with which the Company has distributor relationships.  Foreign orders are generally filled as soon as they are received therefore; foreign exchange rate fluctuations do not impact the Company.

Inventory levels as of December 31, 2014, were $719,137, reflecting an increase from December 31, 2013 levels of $625,692. The increase in inventory between December 31, 2014 and December 31, 2013, is due to the addition of new products during 2014.

The Company had capital expenditures of $78,360 during 2014 primarily for software/network upgrades and a manufacturing die.  The Company intends on investing in additional capital equipment as deemed necessary to support development and manufacture of current and future products.

As of December 31, 2014, the Company's current liabilities increased to $83,865, from 2013 year-end levels of $63,911.  The increase in current liabilities is primarily the result of a deposit made for an order by a foreign customer of $26,247 at year-end 2014 compared with $4,910 for year-end 2013.

The Company had no off balance sheet arrangements for the year ended December 31, 2014.

Inflation had minimal adverse effect on the Company’s operations during 2014.  Minimal adverse effect is anticipated during 2015.

FORWARD LOOKING STATEMENTS: The above discussion may contain forward-looking statements that involve a number of risks and uncertainties. These factors are more fully described in the “Risk Factors” section of Item 1A of this Annual Report on Form 10-K. In addition to the factors discussed above, among other factors that could cause actual results to differ materially are the following: competitive factors such as rival wireless architectures and price pressures; availability of third party component products at reasonable prices; inventory risks due to shifts in market demand and/or price erosion of purchased components; change in product mix, rapid advances in competing technologies and risk factors that are listed in the Company’s reports filed with the Securities and Exchange Commission.

Conclusions of Management Regarding Effectiveness of Disclosure Controls and Procedures.

Under the supervision and with the participation of our Management, including the Chief Executive Officer and Principal Accounting Officer, we have evaluated the effectiveness of our disclosure controls and procedures (as such terms are defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act ) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that there was a material weakness affecting our internal control over financial reporting and, as a result of this weakness, our disclosure controls and procedures were not effective as of December 31, 2014.

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

Management’s Report on Internal Control over Financial Reporting.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. The Company’s internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

As of December 31, 2014 Management conducted an assessment of the effectiveness of EST’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Management, under the supervision and with the participation of the Company’s Chief Executive Officer and Principal Accounting Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 and concluded that it is ineffective in assuring that the financial reports of the Company are free from material errors or misstatements. The material weakness is as follows:

We did not maintain effective controls to ensure appropriate segregation of duties as the same officer and employee was responsible for the initiating and recording of transactions, thereby creating segregation of duties weaknesses. Due to the (1) significance of segregation of duties to the preparation of reliable financial statements, (2) the significance of potential misstatement that could have resulted due to the deficient controls and (3) the absence of sufficient other mitigating controls, we determined that this control deficiency resulted in more than a remote likelihood that a material misstatement or lack of disclosure within the annual or interim financial statements will not be prevented or detected.

Management’s Remediation Initiatives

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only Management’s report in this Annual Report.

Management has evaluated and continues to evaluate, avenues for mitigating our internal controls weaknesses, but mitigating controls have been deemed to be impractical and prohibitively costly due to the size of our organization at the current time.  Management does not foresee implementing a cost effective method of mitigating our internal control weaknesses in the near term.   Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake.  The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks.

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

DBA ESTEEM WIRELESS MODEMS

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	16

Financial Statements:	17-20

Balance Sheets	17

Statements of Operations	18

Statements of Changes in Stockholders’ Equity	19

Statements of Cash Flows	20

Notes to Financial Statements	21-29

Supplemental Schedules of Operating Expenses	30

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Electronic Systems Technology, Inc.

We have audited the accompanying balance sheets of Electronic Systems Technology, Inc. (“the Company”) as of December 31, 2014 and 2013, and the related statements of income, change in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electronic Systems Technology, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of operating expenses for the years ended December 31, 2014 and 2013 (“the supplemental schedule of operating expenses”) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedule of operating expenses is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedule of operating expenses reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule of operating expenses.  In our opinion, the supplemental schedule of operating expenses is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeCoria, Maichel & Teague, PS

/s/ DeCoria, Maichel & Teague, PS

Spokane, Washington

February 6, 2015

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS BALANCE SHEETS DECEMBER 31, 2014 AND 2013
	2014	2013
ASSETS
CURRENT ASSETS
Cash	$ 44,591	$ 133,129
Money market investment	592,495	763,451
Certificates of deposit	1,402,625	1,414,000
Accounts receivable	94,864	72,783
Inventories	719,137	625,692
Prepaid insurance	5,505	11,389
Other prepaid expenses	6,198	24,298
Federal income tax refund receivable	2,721	-
Accrued interest receivable	3,109	2,947
Deferred income tax asset, current	49,600	35,981

Total Current Assets	2,920,845	3,083,670

PROPERTY AND EQUIPMENT – NET	91,907	31,372

VENDOR DEPOSITS	-	13,083

DEFERRED INCOME TAX ASSET	34,801	619
TOTAL ASSETS	$ 3,047,553	$ 3,128,744

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$ 14,573	$ 8,669
Refundable deposits	26,247	4,910
Accrued wages and bonus	5,554	15,149
Accrued vacation pay	29,644	24,249
Other accrued liabilities	7,847	7,234
Federal income tax payable	-	3,700

Total Current Liabilities	83,865	63,911

DEFERRED INCOME TAX LIABILITY	3,500	5,100
TOTAL LIABILITIES	87,365	69,011

STOCKHOLDERS’ EQUITY
Common stock - $.001 par value 50,000,000
shares authorized, 5,158,667 shares issued and
outstanding at December 31, 2014 and 2013, respectively	5,159	5,159
Additional paid-in capital	1,007,861	1,005,616
Retained earnings	1,947,168	2,048,958
	2,960,188	3,059,733
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 3,047,553	$ 3,128,744

See Notes to Financial Statements.

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
	2014	2013

SALES – NET	$ 1,867,420	$ 2,190,258

COST OF SALES	850,624	971,798

GROSS PROFIT	1,016,796	1,218,460

OPERATING EXPENSES	1,181,225	1,118,421

OPERATING INCOME (LOSS)	(164,429)	100,038

OTHER INCOME
Interest income	10,517	8,158

	10,517	8,158

INCOME (LOSS) BEFORE INCOME TAXES	(153,912)	108,197

FEDERAL INCOME TAX BENEFIT	52,122	8,000

NET INCOME (LOSS) AFTER TAXES	$ (101,790)	$ 116,197

BASIC EARNINGS (LOSS) PER SHARE	$ (0.02)	$ 0.02
DILUTED EARNINGS (LOSS) PER SHARE	$ (0.02)	$ 0.02

OUTSTANDING BASIC WEIGHTED AVERAGE SHARES	5,158,667	5,158,667
OUTSTANDING DILUTED WEIGHTED AVERAGE SHARES	5,158,667	5,180,227

See Notes to Financial Statements.

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
		Additional
	Common Stock	Paid-In		Retained
	Shares	Amount	Capital	Earnings	Total

BALANCE AT DECEMBER 31, 2012	5,158,667	$ 5,159	$ 1,003,903	$ 1,932,761	$ 2,941,823

Net income	-	-	-	116,197	116,197

Share-based compensation	-	-	1,713	-	1,713

BALANCE AT DECEMBER 31, 2013	5,158,667	5,159	1,005,616	2,048,958	3,059,733

Net loss	-	-	-	(101,790)	(101,790)

Share-based compensation	-	-	2,245	-	2,245

BALANCE AT DECEMBER 31, 2014	5,158,667	$ 5,159	$ 1,007,861	$ 1,947,168	$ 2,960,188

See Notes to Financial Statements.

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$ (101,790)	$ 116,197
Noncash expenses included in income (loss) :
Depreciation and amortization	17,824	13,540
Deferred income taxes	(49,401)	(11,700)
Share-based compensation	2,245	1,713
Decrease (increase) in operating assets:
Accounts receivable	(22,081)	122,699
Inventories	(93,445)	(123,736)
Prepaid expenses	23,984	3,454
Accrued interest receivable	(161)	(1,246)
Vendor deposits	13,083	(11,408)
Federal income tax refund receivable	(2,721)	-
Increase (decrease) in operating liabilities:
Accounts payable	5,905	2,393
Accrued wages, bonus and vacation	(4,200)	9,435
Other accrued liabilities	613
Refundable deposits	21,337	2,681
Federal income tax payable	(3,700)	3,700
Net Cash From Operating Activities	(192,508)	127,722

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of certificates of deposit	(1,602,626)	(1,522,000)
Proceeds from maturities of certificates of deposit	1,614,000	1,475,000
Additions to property and equipment	(78,360)	(2,639)
Net Cash From Investing Activities	(66,986)	(49,639)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(259,494)	78,083

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	896,580	818,497

CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 637,086	$ 896,580

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Income taxes	$ 2,721	$ -
Cash and cash equivalents:
Cash	$ 44,591	$ 133,129
Money market investments	592,495	763,451
	$ 637,086	$ 896,580

See Notes to Financial Statements.

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

DBA ESTEEM WIRELESS MODEMS

NOTES TO FINANCIAL STATEMENTS

1.

Organization and Summary of Significant Accounting Policies

Business Organization

The Company was incorporated under the laws of the State of Washington on February 10, 1984, primarily to develop, produce, sell and distribute wireless data radios that will allow communication between peripherals via radio frequency waves.  On November 12, 1984, the Company sold 3,000,000 shares of its unissued common stock to the public at an offering price of $.30 per share, arbitrarily determined by the underwriter.

Effective September 13, 2007, the Company announced their establishment of a “doing business as” or dba structure, based on the Company’s registered trade name of ESTeem (tm) Wireless Modems.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimates used in the accompanying financial statements include allowance for uncollectible accounts receivable, inventory obsolescence, useful lives of depreciable assets, and deferred income taxes.  Actual results could differ from those estimates.

Concentrations of Credit Risks

Financial instruments that potentially subject the Company to credit risk consist of cash and customer receivables.

The Company places its cash with three major financial institutions.  During the period, the Company had cash balances that were in excess of federally insured limits.

The Company’s customers, to which trade credit terms are extended, consist of United States and local governments and foreign and domestic companies.

Revenue Recognition

The Company recognizes revenue from product sales when the goods are shipped or delivered and title and risk of loss pass to the customer.  Provision for certain sales incentives and discounts to customers are accounted for as reductions in sales in the period the related sales are recorded.  Sales are recorded net of applicable state and local sales tax.  Products sold to foreign customers are shipped after payment is received in U.S. funds, unless an established distributor relationship exists or the customer is a foreign branch of a U.S. company.

Revenues from site support and engineering services are recognized as the Company performs the services.  Amounts billed and collected before the services are performed are included in deferred revenues.  Revenue is recognized based upon proportional performance when the contract contains performance milestones.

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

1.

Organization and Summary of Significant Accounting Policies - (Continued)

Revenue Recognition - (Continued)

The Company does not generally sell its products with the right of return.  Therefore, returns are reported when they occur.

The Company warrants its products as free of manufacturing defects and provides a refund of the purchase price, repair or replacement of the product for a period of one year from the date of installation by the first user/customer.  No allowance for estimated warranty repairs or product returns has been recorded.

Financial Instruments

The Company’s financial instruments are cash and cash equivalents, accounts receivable and accounts payable.  The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash and money market accounts.

Allowance for Uncollectible Accounts

The Company uses the allowance method to account for estimated uncollectible accounts receivable.  Accounts receivable are presented net of an allowance for doubtful as of December 31, 2014 and 2013, respectively.  The Company’s policy for writing off past due accounts receivable is based on the amount, time past due, and response received from the subject customer.

Inventory

Inventories are stated at lower of direct cost or market.  Cost is determined on an average cost basis that approximates the first-in, first-out (FIFO) method.  Market is determined based on net realizable value and consideration is given to obsolescence.

Property and Equipment

Property and equipment is carried at cost.  Depreciation is computed using the straight-line method over the estimated useful lives of the assets.  The useful life of property and equipment for purposes of computing depreciation is three to seven years.  The Company periodically reviews its long-lived assets for impairment and, upon indication that the carrying value of such assets may not be recoverable, recognizes an impairment loss by a charge against current operations.  The Company normally capitalizes non consumable assets with a cost greater than one thousand dollars.

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

1.

Organization and Summary of Significant Accounting Policies - (Continued)

Certificates of Deposit

Certificates of deposit with original maturities ranging from three months to twelve months were $1,402,625 and $1,414,000 at December 31, 2014 and 2013 respectively.

Software Costs

Software purchased and used by the Company is capitalized as property and equipment based on its cost, and amortized over its useful life, usually not exceeding five years.

The Company capitalizes the costs of creating a software product to be sold, leased or otherwise marketed, for which technological feasibility has been established.  Amortization of the software product, on a product-by-product basis, begins on the date the product is available for distribution to customers and continues over the estimated revenue-producing life, not to exceed five years.

Income Taxes

The provision (benefit) for income taxes is computed on the pretax income based on the current tax law.  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.

Research and Development

Research and development costs are expensed as operating expenses when incurred.  Research and development expenditures for new product development and improvements of existing products by the Company for 2014 and 2013 were $286,375 and $275,207, respectively.

Advertising Costs

Costs incurred for producing and communicating advertising are expensed as operating expenses when incurred.  Advertising costs for the years ended December 31, 2014 and 2013 were $16,091 and $17,055, respectively.

Share-Based Compensation

FASB ASC 718 requires all share-based payments to employees, including grants of employee stock options, be measured at fair value and expensed in the statement of operations over the service period.  See Note 7 for additional information.  In addition to the recognition of expense in the financial statements, under FASB ASC 718, any excess tax benefits received upon exercise of options will be presented as a financing activity inflow rather than an adjustment of operating activity as presented in prior years.

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

1.

Organization and Summary of Significant Accounting Policies - (Continued)

Share-Based Compensation

FASB ASC 718 requires all share-based payments to employees, including grants of employee stock options, be measured at fair value and expensed in the statement of operations over the service period.  See Note 7 for additional information.  In addition to the recognition of expense in the financial statements, under FASB ASC 718, any excess tax benefits received upon exercise of options will be presented as a financing activity inflow rather than an adjustment of operating activity as presented in prior years.

Fair Value Measures

ASC Topic 820 "Fair Value Measurements and Disclosures" ("ASC 820") requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value.  A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1:  Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2:  Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quote prices for similar assets or liabilities in active markets; quoted prices for identical assets in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3:  Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

At December 31, 2014 and 2013 the Company has no assets or liabilities subject to fair value adjustments on a recurring basis.

2.

Inventories

Inventories consist of the following:

	2014	2013
Parts	$ 283,375	$ 217,567
Work in progress	276,853	83,620
Finished goods	158,909	324,505
	$ 719,137	$ 625,692

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

3.

Property and Equipment

Property and equipment consist of the following:

	2014	2013
Laboratory equipment	$ 615,088	$ 596,681
Software purchased	35,028	-
Furniture and fixtures	16,531	16,745
Dies and molds	128,676	105,353
	795,323	718,779
Accumulated depreciation and amortization	(703,416)	(687,407)
	$ 91,907	$ 31,372

4.

Provision for Income Taxes

The Company uses the asset and liability approach in accounting for income taxes.

The provision for federal income taxes consisted of:

	2014	2013
Current	$ (2,721)	$ 3,700
Deferred	(49,401)	(11,700)
Provision (benefit) for federal income taxes	$ (52,122)	$ (8,000)

At December 31, 2014, the Company had approximately $43,000 of income tax credits available to reduce income taxes in future periods.  The credits expire from 2031-2034.

The components of deferred tax assets and liabilities at December 31 were as follows:

Deferred tax assets:	2014	2013
Current:
Accrued liabilities	$ 8,776	$ 9,337
Inventories	40,824	26,644
Total current deferred tax assets	49,600	35,981
Long-term
Income tax credits	33,399	-
Other	1,402	619
Total long-term deferred tax assets	34,801	619
Total deferred tax assets	$ 84,401	$ 36,600

Deferred tax liabilities:
Depreciable property	$ 3,500	$ 5,100
Total	$ 3,500	$ 5,100

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

4.

Income Taxes – (Continued)

The differences between the provision for income taxes and income taxes computed using the U.S. federal income tax rate of 35% were as follows:

	2014	2013
Amount computed using the statutory rate	$ (53,870)	$ 37,869
Non-deductible permanent differences	1,748	2,458
Income tax credits	-	(35,843)
Effect of graduated rates	-	(12,484)
Provision (benefit) for federal income taxes	$ (52,122)	$ (8,000)

Should the Company have future accrued interest expense and penalties related to uncertain income tax positons, they will recognize those expense in income tax expense.

The Company files federal income tax returns in the United States only.  The Company is no longer subject to federal income tax examination by tax authorities for years before 2011.  The Company has evaluated all tax positions for open years and has concluded that they have no material unrecognized tax benefits or penalties.

5.

Profit Sharing Salary Deferral 401-K Plan

The Company sponsors a Profit Sharing Plan and Salary Deferral 401-K Plan and Trust.  All employees over the age of twenty-one are eligible.  On January 1, 2006, the Company adopted a four percent salary matching provision.  The Company contributed $30,742 and $27,072 to the plan for the years ended December 31, 2014 and 2013 respectively.

6.

Employee Profit Sharing Bonus Program

The Company makes discretionary contributions to the Employees Profit Sharing Bonus Program (a non-qualified plan) based upon ten percent of the first $100,000 of pre-tax net income plus eight percent of pre-tax net income in excess of $100,000.  There was no accrual recorded for 2014. The Company accrued $11,582 for the year ended December 31, 2013.

7.

Share-Based Compensation

The Company grants stock options to individual employees and directors with three years continuous tenure.  After termination of employment, stock options may be exercised within ninety days, after which they are subject to forfeiture.

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in:

	2014	2013
Dividend yield	0.00%	0.00%
Expected volatility	75%	73%
Risk-free interest rate	0.68%	0.38%
Option exercise rate	6.4%	6.6%
Expected term (in years)	3	3
Estimated fair value per option granted	$ 0.20	$ 0.15

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

The average risk-free interest rate is based on the three-year U.S. Treasury Bond rate in effect as of the grant date.  The expected volatility is determined using a weighted average of weekly historical volatility of the stock price over a period of one year prior to the grant dates.  The Company uses historical data to estimate option exercise rates.

In the years ended December 31, 2014 and 2013, the Company recognized $2,245 and $1,713 respectively, in share-based compensation expense.  No non-vested share-based compensation arrangements existed as of December 31, 2014 and 2013.

A summary of option activity follows:

			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual
	Number	Price Per	Term
	Outstanding	Option	(Years)
Balance at December 31, 2012	505,000	$ 0.42	1.1
Granted	175,000	0.31
Expired	(155,000)	0.48
Balance at December 31, 2013	525,000	0.38	1.1
Granted	175,000	0.32
Expired	(260,000)	0.45
Balance at December 31, 2014	440,000	0.39	2.1
Outstanding and Exercisable at December 31, 2014	440,000	$ 0.39	2.1

The aggregate intrinsic value of the options outstanding and exercisable at December 31, 2014, was $0.

8.

Earnings Per Share

The following table represents the calculation of net earnings per common share – basic and diluted:

	2014	2013

Net income (loss)	$ (101,790)	$ 24,122
Basic earnings per share:
Weighted average shares outstanding	5,158,667	5,158,667

Diluted earnings per share:
Weighted average shares outstanding	5,158,667	5,158,667
Incremental shares from assumed
conversion of stock options	0	-
Weighted average shares outstanding	5,158,667	5,158,667

Net earnings (loss) per common share-basic	$ (.02)	$ 0.00
Net earnings (loss) per common share-
diluted	$ (.02)	$ 0.00

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

9.

Leases

The Company leases its facilities from a port authority for $5,251 per month for three years, expiring in September 2017, with annual increases based upon the Consumer Price Index.  The lease expense for the years ended December 31, 2014 and 2013 was $62,133 and $60,691 respectively.

10.

Related Party Transactions

For the years ended December 31, 2014 and 2013, services in the amount of $65,922 and $116,662 respectively, were contracted with a manufacturing process company, Manufacturing Services, Inc.  The past president of Manufacturing Services, Inc., is a member of the Board of Directors of Electronic Systems Technology, Inc.

11.

Commitments and Contingencies

In 2009, the Company entered into a licensing agreement with Wi-LAN, Inc. (a Canadian Company), to pay royalties for certain licensing rights and liability releases.  Such amounts are not considered significant by the Company.

12.

Segment Reporting

Segment information is prepared on the same basis that the Company’s management reviews financial information for operational decision making purposes.  Electronic Systems Technology, Inc., has two reportable segments, domestic and foreign, based on the geographic location of the customers.  Both segments sell data radio products (requiring an FCC license or license free Ethernet products), related accessories for data radio products for industrial automation projects, and mobile data computer products.  The foreign segment sells the Company’s products and services outside the United States.

Domestic customers represent approximately eighty-one percent of total net revenues.  Foreign customers represent approximately nineteen percent of total net revenues.  No one individual customer comprised more than ten percent of sales revenue.  Revenues from foreign countries consist primarily of revenues from Canada, Hungary and Peru.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies, Note 1. Management evaluates performance based on net revenues and operating expenses.  Administrative functions such as finance and information systems are centralized.  However, where applicable, portions of the administrative function expenses are allocated between the operating segments.  The operating segments share the same manufacturing and distribution facilities.  Costs of operating the manufacturing plant, equipment, inventory, and accounts receivable are allocated directly to each segment.  During the years ended December 31, 2014 and 2013, one customer accounted for 9.7% and 20.1% of the Company’s sales revenue, respectively.

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

12.

Segment Reporting – (Continued)

Summary financial information for the two reportable segments is as follows:

2014	Domestic	Foreign	Total

Total sales, net	$ 1,571,995	$ 295,425	$ 1,867,420
Total other income	10,517	-	10,517
Depreciation	17,824	-	17,824
Income (loss) before tax	(240,215)	86,302	(153,913)
Identifiable assets	3,045,753	1,800	3,047,553
Net capital expenditures	78,360	-	78,360

2013	Domestic	Foreign	Total

Total sales, net	$ 1,767,522	$ 422,736	$ 2,190,258
Total other income	8,158	-	8,158
Depreciation	13,540	-	13,540
Income before tax	15,756	92,441	108,197
Identifiable assets	3,117,484	11,260	3,128,744
Net capital expenditures	2,639	-	2,639

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

DBA ESTEEM WIRELESS MODEMS

SUPPLEMENTAL SCHEDULE OF OPERATING EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013

Advertising	$ 16,091	$ 17,055
Dues and subscriptions	2,545	963
Depreciation	17,824	13,540
Insurance	15,501	12,763
Materials and supplies	34,433	18,898
Office and administration	15,365	7,372
Printing	1,565	2,312
Professional services	120,332	144,528
Rent and utilities	70,173	64,626
Repair and maintenance	9,235	4,553
Salaries	905,889	839,745
Taxes, licenses & health insurance	236,624	215,606
Telephone	8,335	7,932
Trade shows	38,251	40,550
Travel expenses	41,377	60,210

	1,533,540	1,450,653

Expenses allocated to cost of sales	(352,315)	(332,232)

Total Operating Expenses	$ 1,181,225	$ 1,118,421

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

CORPORATE DIRECTORY

DIRECTORS

Tommy  L. Kirchner

President

Chief Executive Officer

Electronic Systems Technology Inc.

Robert Southworth

Patent Attorney (Retired)

U.S. Department of Energy

Melvin H. Brown

President/Chief Executive Officer (Retired)

Manufacturing Services, Inc.

Vern Kornelsen

General Partner

EDCO LLP .

John L. Schooley

Former President of Remtron, Inc.

EXECUTIVE OFFICERS

T. L. Kirchner

President/Chief Executive Officer

Michael Eller

Vice President

Principle Accounting Officer

CORPORATE HEADQUARTERS

Electronic Systems Technology, Inc.

415 N. Quay Street, Bldg. B1

Kennewick, Washington 99336

(509) 735-9092

(509) 783-5475 (Facsimile)

INDEPENDENT AUDITORS

DeCoria, Maichel & Teague, P.S.

7307 N. Division, Ste. 222

Spokane, Washington 99208

ELECTRONIC SYSTEMS TECHNOLOGY                             2014 ANNUAL REPORT

TRANSFER AGENT

Computershare Investor Services

350 Indiana Street, Suite 800

Golden  CO  80401

(303) 262-0600

The Transfer Agent should be contacted for questions regarding changes in address, name, or ownership, lost certificates, and consolidation of account.  When corresponding with the Transfer Agent, shareholders should state the exact name(s) in which the stock is registered and certificate number of the certificate(s).

FORM 10-K

A copy of the Company’s Form 10-K, as filed with the Securities and Exchange Commission, is available upon request.

CORPORATE AND INVESTOR INFORMATION

Please direct inquiries to:

Investor Relations Department

Electronic Systems Technology, Inc.

415 N. Quay Street, Bldg. B1

Kennewick, Washington 99336

ANNUAL MEETING

The annual meeting of stockholders of Electronic Systems Technology, Inc. will be held at 3:00 p.m. on June 6, 2014, at:

Electronic Systems Technology Inc.

415 N. Quay St., Bldg. B1

Kennewick, Washington  99336

All stockholders are encouraged to attend.